

Mail Stop 4561

October 24, 2007

Alvin D. Kang
Chief Financial Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard
Suite 1000
Los Angeles, California  90010

      **Re:    Nara Bancorp, Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2006**
              **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
              **File No.  0-50245**

Dear Mr. Kang:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Hugh West
                      Accounting Branch Chief